May 19, 2006

BY FAX AND U.S. MAIL

Michael J. Mazza
The Northwestern Mutual Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

> Re: NML Variable Annuity Account C
>   Initial Registration Statement on Form N-4
>   File Nos. 333-133381; 811-21886

Dear Mr. Mazza:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on April 19, 2006. The registration statement received a full review. Based on our review, we have the following comments. The page numbers referenced below relate to the version filed on EDGAR.

1. **Cover page**

   Please update the telephone number and address of the SEC's Public Reference Room. The address is 100 F Street, NE, Washington, DC 20549-0102. The telephone number is (202) 551-8090.

2. **Fee and Expense Tables**

   a. Contract Fees and Expenses

      i. Please remove from the introductory narrative that the tables do not reflect any charges for transfers between divisions. *See* item 3(a) of Form N-4.

      ii. Please include the maximum "Withdrawal Charge" that may be imposed in the fee table. *See* page 9 of the prospectus.

      iii. Please include the maximum "Transfer Fee" that may be imposed in the fee table. *See* page 6 of the prospectus.

      iv. Please include the maximum "Redemption Fee" that may be imposed in the fee table.

      v. With regard to the Annual Charge for Optional Enhanced Death Benefit, please explain what is meant by "Maximum Charge (as a percentage of the benefit)". What is the "benefit"? Is it the entire value of the EDB, is it the difference between the EDB and the contract value, or the difference between EDB and the regular death benefit offered under the contract?

    b. Range of Total Annual Portfolio Operating Expenses

        i. Please move the single asterix to the first line of the table.

        ii. With regard to the "Range of Total Annual Portfolio Operating Expenses After Contractual Fee Waiver or Reimbursement", please summarize the range of expiration dates for the waivers. (e.g. disclosure that the contractual waiver commitments range from one to three years.)

    c. Examples

        i. Please replace the expense example with one that is Form N-4 compliant.

        ii. Please note that the 10 year expense example can only reflect the fee waiver for the first 5 years of the example (i.e. the waiver can only be reflected for the term of the waiver). Please correct the narrative following the expense table to reflect this.

        iii. In a footnote to the expense example, please explain the value of the EDB used in the example, as the EDB charge is based on the EDB value.

        iv. With regard to the sentence that begins, "The $30 annual Contract fee is reflected …", please clarify what is being stated.

3. **Short Term and Excessive Trading**

Please supplementally explain why you would not provide notice to a contract holder of a trade or purchase you reject?

Please supplementally explain what happens when there is a rejected purchase or trade? In a rejected trade, is the shareholder redeemed out of the division the contract holder tried to transfer out of? Since there is no fixed option, what happen to the funds of a purchase that is rejected?

4. **Contract Values**

Please clarify supplementally what the contract vale would be on March 1, 2007 if on January 1, 2007 a contract holder provides an initial premium of $100,000, on February 1, the contract holder withdraws $50,000 and on March 1, 2007 the accumulated value in the sub-accounts is $50,000.

5. **Amount of Death Benefit**

    a. Please state how the death benefit is calculated. The prospectus states that the death benefit will not be less than the Contract Value next determined. Can it be higher than the contract value?

    b. With regard to the EDB, please concisely discuss the benefit conferred by the EDB before discussing the EDB calculations.

    c. With regard to the EDB, please supplementally explain whether withdrawals or purchase payments made on the contract anniversary effect EDB.

    d. Please add the underlined text to the following sentence, "For each withdrawal, we reduce the EDB by the percentage of the Contract Value withdrawn <u>since the last contract anniversary</u>."

    e. Please provide examples of the death benefit and enhanced death benefit. Please include an example of the enhanced death benefit under each circumstance and using each trigger described in description of the enhanced death benefit. For each enhanced death benefit example, please also include what the death benefit (as opposed to the EDB) would be so the contract holder can see the difference between the two benefits.

6. Automatic Dollar-Cost Averaging

Please include a brief discussion about why one might use the Automatic Dollar-Cost Averaging feature.

7. Other Expense Risks

The section "Substitution and Change" is not located in this prospectus; please rectify this error.

8. Power of Attorney

Please provide a power of attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act.

9. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

10. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement amendments, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to be at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products